Exhibit 8.1

Subsidiaries of Registrant

The Registrant has investments in the following significant subsidiary undertakings:

Name of undertaking	Country of registration	Activity	% holding

GW Pharma Limited	England and Wales	Research and Development	100
GW Research Limited	England and Wales	Research and Development	100
Cannabinoid Research Institute Limited	England and Wales	Research and Development	100
Guernsey Pharmaceuticals Limited	Guernsey	Research and Development	100
GW Pharmaceuticals Inc.	United States	Clinical Research	100
GWP Trustee Company Limited	England and Wales	Employee Share Ownership	100
G-Pharm Trustee Company Limited	England and Wales	Dormant	100
G-Pharm Limited	England and Wales	Dormant	100